IMMUNICON CORPORATION

3401 MASONS MILL ROAD, SUITE 100

HUNTINGDON VALLEY, PENNSYLVANIA 19006

(215) 830-0777

March 19, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Immunicon Corporation
Registration Statement on Form S-3 (File No. 333-145634)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Immunicon Corporation, a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-145634) and all amendments and all exhibits thereto (the “Registration Statement”), and that an order of the Securities and Exchange Commission granting such withdrawal be issued for the Company’s file relating to the Registration Statement on the date hereof or at the earliest practical date thereafter.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included in the Registration Statement at this time. Through the date hereof, the Registration Statement has not been declared effective and no securities have been sold in connection with the Registration Statement.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available to my attention at 3401 Masons Mill Road, Suite 100, Huntingdon Valley, Pennsylvania 19006.

If you have any questions regarding this application, please contact me at (215) 830-0777.

Sincerely,

IMMUNICON CORPORATION

By:	/s/ Byron D. Hewett
Name:	Byron D. Hewett
Title:	President and Chief Executive Officer